UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41561

TORO CORP.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 17, 2025, Toro Corp. (the “Company”) began to send to its shareholders of record as of December 16, 2025 a notice regarding the election to be made by its shareholders in connection with the dividend announced by the Company on December 5, 2025 and is expected to be paid by the Company on January 16, 2026 (the “Shareholder Notice”), along with the accompanying dividend election form (the “Election Form”), copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Information Letter to Shareholders, dated December 17, 2025.

99.2	Dividend Election Form.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORO CORP.
Dated: December 17, 2025
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman and Chief Executive Officer